Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Xylem (Special Situation Call)

January 23, 2023

Corporate Speakers:

•	Andrea van der Berg; Xylem; VP of IR

•	Patrick Decker; Xylem; CEO

•	Sandy Rowland; Xylem; CFO

•	Ron Keating; Evoqua; CEO

Participants:

•	Deane Dray; RBC Capital Markets; Analyst

•	Scott Davis; Melius Research; Founding Partner, Chairman, CEO & Analyst of Multi-Inustry Research

•	Joe Giordano; Cowen; Analyst

•	Steve Tusa; JPMorgan; Analyst

•	Mike Halloran; Robert W. Baird & Co.; Analyst

•	Nathan Jones; Stifel; Analyst

PRESENTATION

Operator^ Welcome to Xylem’s conference call to discuss the acquisition of Evoqua. (Operator Instructions)

I would now like to turn the call over to Andrea van der Berg, Vice President of Investor Relations.

Andrea van der Berg^ Thank you, Gretchen. Good morning, everyone, and thank you for joining us on short notice. We wanted to take this opportunity to discuss the announcement that Xylem has entered into a definitive agreement to acquire Evoqua. With me today are Xylem’s Chief Executive Officer, Patrick Decker; and Chief Financial Officer, Sandy Rowland, and joining us Chief Executive Officer of Evoqua, Ron Keating. Following our prepared remarks, we will address questions related to the information covered on the call.

(Operator Instructions) As a reminder, this call and our webcast are accompanied by a slide presentation available in the Investors section of both the company’s website www.xylem.com and www.evoqua.com. A replay of today’s call will be available until midnight, on January 30, 2023. Please note the replay number is +1 (800) 839-6975 +1 (402) 220-6061. Additionally, the call will be available for playback via the Investors section of both companies’ websites under the heading Investor Events.

Please turn to Slide 2. We will make some forward-looking statements on today’s call, including references to future events or developments that we anticipate will or may occur in the future. These statements are subject to future risks and uncertainties, such as those factors described in the slide presentation, as well as Xylem’s most recent annual report on Form 10-K and in subsequent reports filed with the SEC, including the Form 8-K filed with the SEC earlier this morning. Please note that the company undertakes no obligation to update any forward-looking statements publicly to reflect subsequent events or circumstances, and actual events or results could differ materially from those anticipated.

Additionally, on today’s call, we will reference certain non-GAAP financial measures. We will include reconciliations of non-GAAP financial measures where appropriate to the comparable GAAP measure in the segments to the slide presentation. Today’s presentation is not an offer to buy or sell or the solicitation of an offer to buy yourself. Any securities or solicitation of any vote or approval, any such solicitation or offering will be made by a prospectus meeting or the requirements of applicable securities laws. Now please turn to Slide 4, and I’ll turn the call over to sound CEO, Patrick Decker.

Patrick Decker^ Thanks, Andrea, and good morning, everyone. Thanks for joining our call on what is an exciting day for Xylem Evoqua and our various stakeholders. It’s a day that will have a profoundly positive impact on how we serve our customers and communities around the world and create value for investors and our companies. .

This morning, we announced that Xylem is acquiring Evoqua in an all-stock transaction with an implied value of approximately $7.5 billion. This transaction represents a transformational opportunity to solve water at the scale required to address water challenges around the world. By agreeing to combine, we’re creating an unparalleled global platform, which will drive much needed water innovations and solutions.

We’re bringing together 2 complementary companies whose joint capabilities address the sharpest customer pain points across the entire water cycle. Evoqua’s best-in-class water treatment solutions and services across the industrial sector are a natural fit with Xylem’s broad global portfolio and utilities offerings, and it’s underpinned by advanced digital solutions. Likewise, together, we will bring even more solutions to our utility and other commercial customers.

Evoqua is a leader in treatment solutions and technology, including the remediation of emerging contaminants. They are also leaders in digitally enabled outsourced water services for high growth and attractive end markets. This is provided by the largest team of treatment service professionals in North America. And Evoqua customers can on them for reliability, and mission-critical applications.

With the combination of our 2 companies, the uniquely qualified team is going to be able to serve even more customers. And together, we’re creating a powerful platform positioned for very attractive growth. And together, our offering will be uniquely accessible for customers as they address greater risk and challenges. It will combine a technology solution, services and digital offerings, underpinned by a long-term reputation for quality and reliability.

This transaction is expected to drive value for our shareholders, first, by accelerating growth in scale. Next, even more recurring and resilient revenues and lastly, continued margin expansion and cost synergies. We all of which will be supported by a strong financial profile and a flexible balance sheet for future optionality.

Finally, we are uniting 2 purpose-driven companies with sustainability at their core and a passionate commitment to customers and communities. And together, we will accelerate the water sector’s ability to create a more water secure, resilient and sustainable world. And we couldn’t be more excited to get started on this next chapter together. Every strategic move that we’ve made is grounded in our vision of a world where water issues are no longer a constraint to human health, prosperity and sustainable development. Intensifying water challenges put all of that at risk.

At events recently like the World Economic Forum that wrapped up last week, the global awareness of water as a systemic risk has never been more prominent. You’ve heard us speak about these underlying challenges for years. It’s water scarcity, the resilience of water systems, the climate change and how these challenges are addressed affordably.

Our purpose as a company is to help customers solve these intensifying challenges. And today, with this move, we are taking a decisive step forward. The combination of Xylem and Evoqua creates the world’s most advanced platform of innovative solutions and services to address them. The need for large-scale impact is at the center of our decision to combine with Evoqua.

It’s our opportunity to meet the moment by building a platform at a scale that reflects the opportunity in front of us. Difficult problems become solvable when we bring together the right solutions, services and experts. This combination does that and it will also make accessing our solutions simpler for all of our customers.

Together, we will do more and progress faster towards solving these challenges than we could ever do on our own and create tremendous economic and social value in doing so. Water management has never been more essential, but fragmentation until now, made it hard to address water challenges effectively. Our job and what we call our opportunity of a lifetime is to simplify life for our customers so they can solve water and they can do it at scale.

At our Investor Day back in 2021, we laid out our strategic priorities for inorganic growth that would make that possible in the most attractive areas of the water sector. First, solutions for industrial end markets to address critical water needs. Second, systems intelligence, bolstering our already innovative digital solutions offering; and third, strengthening our core, building on our leading technologies and global channel presence.

In 2021, we said we would acquire advanced treatment solutions and services for high-growth industrial water end markets with mission-critical water needs. Well, today, we are announcing that we are executing on that strategy, and the addition of Evoqua is another step forward. Now I know many of you are already very familiar with Evoqua, but I’m really keen for Ron Keating, the CEO of Evoqua, to join me and talk a bit about the business he and his team have built. So let me now turn it over to you, Ron.

Ron Keating^ Thank you, Patrick. We are excited to join forces with Xylem. Our 2 organizations are incredibly complementary and equally committed to solving our customers’ mission-critical water needs. I’m so proud of the Evoqua team and all that we’ve achieved on our journey to date. With a legacy that stretches back over 100 years, we’ve worked hard to build the industry’s largest water treatment services team in North America while providing our critical technologies around the globe.

We created a strong leadership position in an attractive $16 billion served market. We’ve delivered growth of 7% annually over the last 4 years, to $1.7 billion, with about 60% of that being recurring revenue at highly attractive margins. The crown jewel is our network of service professionals, our Aqua Pros, who serve more than 38,000 industrial, utility and commercial customers across more than 200,000 installations around the globe.

And as usual, I want to thank each and every one of them for the work they do, keeping our customers operating around the clock. We built large positions in the most attractive end markets, including life sciences, microelectronics, power and renewables and food and beverage. And we are a leader in water and wastewater treatment solutions across North America, highlighted by our reuse and recycle capabilities, addressing customer needs in water scarce and water challenge regions.

We have a core capability in providing outsourced water offerings, guaranteeing customer uptime with quality and quantity of water to support their operational needs. We also have a core capability in addressing emerging contaminants, as Patrick mentioned, particularly highlighted by our remediation capabilities of PFAS and selenium. And all of that with a strong cash flow profile and a healthy balance sheet.

Our customers’ water requirements are incredibly complex. And as Patrick said, their challenges are only intensified. Having reliable, uninterrupted access to clean water is mission-critical for customers with disruptions and failures leading to exceptionally high operational and financial cost.

In addition, public and government scrutiny of water discharge makes environmental performance an increasing imperative. That’s driving outsourcing to trusted partners like us who have deep domain expertise and who are offering digitally enabled and connected service solutions. It’s incredibly compelling to add these strengths to Xylem’s leading platforms.

The capabilities of the combined company will position us uniquely as a trusted partner that can meet customers’ most essential needs and solve their toughest water challenges. We are absolutely as energized as Evoqua by the prospect of solving water as a part of Xylem. I’ll now turn the call back to Patrick. Thank you, Patrick.

Patrick Decker^ Thank you, Ron. As you and I have talked, I want to congratulate you and the entire Evoqua team on the outstanding business that you built over the years. From our discussions, I know we both see great potential in the combination of our capabilities and our joint commitment to the customers and communities that we serve around the world. And we are here today together on this call because of that shared belief and what we can achieve together. .

Xylem is building from a position of strength. We’re bringing Evoqua with us as part of that with leading water solutions, a global distribution platform that Xylem brings and an unmatched innovation engine together. We operate at a scale and scope that gives us a unique capability to commercialize new solutions for customers around the world. And you and Evoqua add leading positions in mission-critical treatment applications and resilient and very attractive end markets along with your trusted team of service professionals.

Together, we’re going to offer a platform with significant scale and reach while maintaining a very robust financial foundation, creating additional optionality for the future. And to talk more about that, I’m now going to invite Sandy to join me to walk you all through the financial details of the transaction and the combined company.

Sandy Rowland^ Thanks, Patrick. Before diving into the financials for the combined company, let’s walk through the high-level structure of the transaction, which is compelling for shareholders. This is an all-stock transaction in which Xylem will acquire Evoqua at 0.48 exchange ratio, implying an Evoqua enterprise value of $7.5 billion. Following the close, Evoqua shareholders are expected to own approximately 25% of the combined company, which is aligned with the relative financial contribution from each side. .

In addition, we’ll maintain balance sheet flexibility and optionality to optimize our long-term capital structure. Let me now turn to the financials. On a combined trailing 12-month basis, we’ll have approximately $7.1 billion in combined revenue, $1.2 billion of adjusted EBITDA and adjusted EBITDA margin of approximately 16.5%. Together, we will strengthen our recurring revenue profile and leverage the breadth of the largest North American water services network by a wide margin.

In addition, the combination will enable Xylem to scale our offerings and capitalize on the strengths of both companies in the water sector across the world. Please turn to Slide 10. The combination will strengthen our position with customers and expand the reach of our products and services, enabling further top line growth. As Patrick said, expanding and scaling our industrial offerings and outsourced service capabilities will create an even more robust platform for long-term growth. We will also be able to extend Evoqua’s geographic reach with Xylem’s international presence and installed base. We anticipate leveraging Evoqua’s branch network to grow the combined company’s service portfolio.

Please turn to Slide 11. In terms of costs, the combination is expected to deliver significant run rate cost synergies of approximately $140 million within 3 years. As you’ve heard, we expect the combined company to drive further scale efficiencies and optimize our overall cost structure. Synergies will primarily come in 3 areas: procurement, footprint and network optimization and enabling back-office functions.

Looking at the first area, scale efficiencies and procurement, we will look to leverage the purchasing power of the larger business. The second area of focus is our footprint and network. We plan to optimize our footprint, consolidating offices and branches where opportunities exist while keeping customer focus and continuity as a priority. We also anticipate increasing utilization of our manufacturing facilities.

And finally, as one entity, we will eliminate duplicative public cost — public company costs as well as realized functional support efficiencies. Please turn to Slide 11. This slide provides an overview of the transaction structure that I touched on earlier. Just to briefly mention a few key points. This transaction has received unanimous support from both Xylem and Evoqua Board of Directors.

At close, 2 current members of Evoqua’s Board of Directors are expected to join Xylem’s Board. We will offer more detail on this as we approach closing, which is expected to be mid-2023 subject to approval by Xylem and Evoqua shareholders, regulatory approvals and other customary closing conditions.

I’ll now turn it back over to Patrick.

Patrick Decker^ Thanks, Sandy. The combination of Xylem and Evoqua will further reinforce our investment thesis. When the transaction closes, we’re going to have, first, an even greater leadership position in key technologies, highly differentiated offerings to address rising demand on intensifying secular trends, a combined purpose-driven organization that creates economic and social value, opportunities for both companies’ talent. And lastly, an even stronger positioning for above-market growth and margin expansion now and into the future. .

And most importantly, we’ll be strengthening our capability to serve our customers and the communities that we serve. Before turning to Q&A, I’d like to take a moment to thank everyone who got us to this important milestone, both at Xylem, Evoqua as well as our advisers. I look forward to working as one team together and achieving even greater impact. And so now we look forward to taking questions. So operator, please take us into Q&A.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question is coming from Deane Dray from RBC Capital Markets.

Deane Dray^ And the fact is this combination has made strategic sense to us really. Patrick, I know you cited 2021, but for our perspective since 2018. So congrats to both companies on getting to the finish line.

Patrick Decker^ Thank you, Deane.

Ron Keating^ Thanks, Deane.

Deane Dray^ I was hoping we could expand on the call here and size some of the incremental growth opportunity because that’s really where I think the attractiveness of this combination is 1 plus 1 equaling much more than 2 here. So for both of you, Patrick and for Ron. So for Patrick, first, increasing the share of wallet of utilities makes sense giving your presence globally in the municipal market. And all these utilities, especially in wastewater need to add advanced water treatment. I mean there’s an urgency around that. So I want you to size that. And then for Ron, Evoqua has such a commanding presence in treatment on the commercial, industrial, health care, but it’s still like 82% North America.

So how do you see the opportunity to expand globally? And how much will Xylem be a door opener for you? And then lastly, for Sandy, this is hard, but I want you to kind of frame for us what this means for the growth trajectory margins and so forth? So there you go. Patrick, you lead it off, please.

Patrick Decker^ Sure. So Deane, thanks for the comments. Again, as you say, we’re obviously very excited about the combination. And I’m going to invite Ron in here very quickly to share his perspective on revenue synergies. You’re right in that there are a few buckets that we’re really focused on.

Now I will say and I want to manage expectations that any time that you’re looking at revenue synergies, it might — may take some time to realize those, and that’s why the cost synergies that we’ve highlighted are important here. But the combination with Evoqua on the utility side, is really a big deal here, especially because of the advanced treatment capabilities they’ve got.

And there’s not a lot of overlap. So it really is complementary for the 2 of us. Our ability to help them expand internationally. I’m not going to speak for Ron. I think he’ll do that on his own, was a meaningful part of the attraction to them given our strength in Europe and emerging markets.

But you’re absolutely right. I mean what Evoqua has built over the years on not just industrial, we’ve got to change the nomenclature a bit. We, at Xylem, always talked industrial, but I think Ron can do a better job and I here at really it’s not so much industrial. It really is like what specific elements of users of water around the world, have they built a terrific track record around.

So Ron, I’m going to hand it over to you to speak a bit about that, and then I’ll have Sandy answer your last question.

Ron Keating^ Yes. Thank you, Patrick. And Deane, thank you for the question. Look, this has made sense for a long time. You’ve known it, and we’ve all been speaking for quite some time, and it really is around unleashing the growth opportunities for what Evoqua can do. And I would just have to say it’s not only globally being internationally. I mean inside of North America, there’s still a tremendous amount of opportunity for us to continue to penetrate.

And the access that Xylem has into a lot of the markets that we play in, albeit through different channels gives us great opportunities for growth. And we just had an investor group at one of our plants, and they were looking at a lot of the systems we were putting together and they were pointing out the the Xylem pumps on there because a lot of them invest in both companies.

What they didn’t notice is all the competing lines that were there, that there’s tremendous opportunity for us to make sure we’re taking advantage of great alignment there. I have always said, and you’ve asked me numerous times, how do we grow something like an ISS internationally.

And I’ve said the only way to do it is to do it through acquisition so that we can get a beachhead in these international operations, and we can take advantage of that footprint to carry the capabilities that we have into those markets being Europe, the emerging markets, Asia Pac as a whole. We sell technologies there, but to be able to take solutions, we needed a beachhead. This is an ideal partnership and alignment for us to be able to do that.

And the strength and reach that Xylem has will open tremendous doors for Evoqua. And it just — it makes us all very excited about the combination. So thank you for the question.

Patrick Decker^ So Deane, did that — did we answer your question?

Deane Dray^ Absolutely. And then if we can frame as best you can with Sandy. Just how does it add to the organic revenue growth outlook? How does it add to the margin trajectory, if we were to frame just these 2 biggest buckets, the largest share of wallet with utilities and then scaling Evoqua on all of these commercial, industrial, life sciences, health care opportunities internationally.

Sandy Rowland^ Thanks, Deane. Great question. I think we’ve been very transparent with investors about what we’re looking for when we make an acquisition. And certainly, the opportunity for us to accelerate growth and accelerate margin expansion is one of our key deal principles, and we believe that this transaction clearly checks that box. .

I just want to reinforce, from an economic perspective, we feel very comfortable about the deal economics based on the cost synergies alone. And that’s that’s the framework we looked at this the whole time. And so clearly, in the short term, Deane, what I do want to reinforce is that companies are very focused on delivering their organic plans when you look at each of us individually, we both have very compelling organic plans.

And then right there right behind that is we see short-term cost synergy opportunities. The cost synergies are not all in 1 bucket. There are procurement opportunities, there are opportunities to consolidate our footprint and of course, there are SG&A opportunities just looking at functional overlap and public company costs. And we are going to be focused on 1, 2 punch of delivering those organic base plans and realizing the synergies.

Patrick Decker^ And Deane, I would just offer up obviously, as we get closer to close on this, along the way we’re going to be communicating to each of you as to what we see around the key buckets of growth synergy. Obviously, we’ve got a clear view on that. We just don’t want to commit to that here today. But that really is the exciting part of the combination here.

Operator^ Next question comes from Scott Davis from Melius Research.

Scott Davis^ Congrats to everybody. The question I’ve been getting this morning from people is why now? Why didn’t this deal happen 2 years ago and or even longer and perhaps maybe Ron could chime in on that, that was it a function of just the bid ask on valuation? Or are there some other issues that kind of catalyzed perhaps why it made sense to do this now versus last several years?

Patrick Decker^ Yes. Scott, it’s a great question. Again, Ron, I’ll hand it over to you, me. We both have views on this, and they’re very aligned. So I think it’s — I’ll start, but it’s — it really is, in my view, it’s a strength of the combination. It’s the timing of where the companies are right now. I think we found an agreement by working together that structurally suits our shareholders.

And it’s one that both parties share the upside in the combination, but it takes 2 to tango. And Ron, I’ll hand it over to you. I mean, you’ve got — obviously, you’ve got thoughts on this.

Ron Keating^ Absolutely. And Scott, thanks for the question, Patrick, thanks for the opening response because you’re exactly right. I mean ultimately, Scott, in our journey and where a vocal was what we’ve been able to continue to accomplish over the last couple of years has been absolutely tremendous. I mean we’ve done some very strategic M&A on our own part. We have managed our product portfolio to such that we feel like it is where we need it to be to be able to go forward and absolutely just flourish.

And ultimately, it does turn into a bid ask. And I think that the way that Patrick and Sandy came forward with a deal for us to be able to come in as shareholders and take advantage of the upside and enjoy the fruits of the benefit that we’re going to see with tremendous synergies with both of these organizations going together.

As Sandy said, the deal makes such great sense on cost synergies alone, but the sales synergies are going to be tremendous upside over the long term. It’s just — it’s exciting. It’s an exciting time for Evoqua employees, an exciting time for our team. We feel like it’s a great home for us. And for our service network, our capabilities, the customer expansion opportunities that we’re going to have, having a larger platform and a global platform as well as being able to cross-fertilize a lot of those products into the markets we serve and vice versa, I think is just a tremendous opportunity for all of us.

Patrick Decker^ And Scott, I would just maybe round that out with a couple of comments here. As always, we have been and we are taking a long-term view. Any time you bring together a complementary portfolio like this into your platform, it takes time. I think that there clearly was a point where Ron and I and our Board agreed that we are best together. And we’re only going to be stronger together based upon our options. And we talked in our prepared remarks around what this does for us in terms of optionality going forward. So very excited.

Scott Davis^ So just on the synergy issue, just logistically, I would love to understand your go-to-market strategies? Are you — can you kind of eliminate 1 salesperson? Or do you need the separate skill sets? I mean what — how do you really change how do you go to market with and perhaps create synergies and leverage operating leverage perhaps in that sales model?

Patrick Decker^ Sure. I’ll go first and then Ron can speak. I want to be clear that Scott, when we talk about synergies, cost versus revenue on the cost side, looking at combining sales teams and services teams is not a big part of — that’s not a big part of the model here because the services model that Evoqua brings versus what we bring are very different. .

So we’re really looking at leveraging their go-to-market on the services side as a growth synergy for us rather than a cost synergy. The second piece, I think it really depends on which market you’re looking at. So in the utilities sector, we think that our channel, we believe that our channel and our platform around the world, not just U.S. but globally, is going to be able to bring in some of Evoqua’s advanced treatment solutions in a way where we’ve already got the credibility to be able to deliver, and that’s going to be a very nice fit.

In North America, where Ron, you can speak more to it. They’ve got an even stronger presence and some of the sub-verticals of industrial, we see their ability to bring us in, whether it be the digital side or other solutions. So Ron, do you want to spend a couple of minutes on that?

Ron Keating^ Yes, I would love to. Thank you, Patrick. And Scott, I think when it’s customer-facing, that’s really where we’re touching the customer. We’re creating value. We both have fantastic organizations that are going to be able to build on each other. And if you think about what Evoqua does, I mean, we treat water at point of source. And then we partnered with Xylem so well for so many years because we have very little overlap. .

We treat a point of source and they take it to point of Xylem is always taken at the point of use and optimize that. And so our opportunity to combine that and to carry that even into more of our vertical markets, as Patrick highlighted, that are very resilient, very strong markets such as life sciences, microelectronics, power and renewables, food and beverage, I mean, the opportunity for us to go together with a larger solution set that we can pull each other and is great opportunities going forward.

So the synergies are much more on the cost side, really not customer touching because customer touching, we want to make sure that we’re able to take advantage of the opportunity to carry become a bigger part of the customer’s life. Carry more for them.

Operator^ Our next question comes from Joe Giordano from Cowen.

Joe Giordano^ Okay. So Ron, I have a question. So when you guys are doing like your larger solutions deployments, how much of that solution is Evoqua source? Because obviously, you’re going to have to bring in a lot of things that you do and a lot of things that maybe you don’t do. So like I’m just curious as to how — for an Evoqua solution, how does that math change post deal? Like are you now sourced — like how much pumps are in these solutions that now you’ll be like sourcing as 1 company essentially?

Ron Keating^ Joe, that’s a great question. As you know, with the solutions that we provide to the marketplace, we are design source and assemble. So our ISS business is design source and assemble for multiple suppliers. And I told Patrick we were early in the cycle, the amount of pumps that we deploy and we buy that go to our solution set around a lot of the renewables and power side, it’s just — it’s pretty amazing. And the opportunities that are there for us to really work more closely together and more deeply, I think, is is one of the big pieces that we’re going to see come out of this combination.

So our — we put our own APT technologies on, but as you know, we’ve talked about this for quite some time. We don’t make pumps. We don’t make meters. We don’t make valves. We source those, design source and assembled. So the opportunity for us to make sure that we’ve got standardization going forward. It will take a little time, but there’s certainly a big potential there.

Joe Giordano^ Yes. One of the questions we’re getting asked a lot, and I know it’s hard to get into here, but like the SEC has been harder on antitrust of late. You guys don’t have clear overlap. So I think that’s like the Level 1 analysis of this is pretty easy. But like are there situations we have to think about where like a customer — a competitor of Xylem’s existing business is using Evoqua in solutions. And now it’s like essentially, they’re buying from their competitor? Like how pervasive is that? Is it at all? Is it something we have to think about? Just maybe if you can address that.

Patrick Decker^ Go ahead. Go ahead, Ron. No, no, go ahead.

Ron Keating^ We looked at this pretty intently, as you know, because 1 thing we wouldn’t want to do is come into this type of arrangement and feel like we had risk. We have very little overlap. And I think the opportunities, as we look forward, are tremendous. We did a deep market analysis on overlap. It’s very minor. In fact, I mean, I think we feel very good about it.

Patrick Decker^ Yes, I’ll just echo what Ron said, and that is, I think it’s fair to say Joe, that we wouldn’t have entered this agreement if we felt differently. So look, we got to get through the regulatory approvals, but we both feel that we’re in a good spot.

Joe Giordano^ Okay. Fair enough. And I have 2 quick ones. Like I know on the dial and metering side, digital has always been like a real goal. And just curious how Evoqua’s digital capabilities can accelerate projects that you already had going on there? And then just lastly, I know you guys just elevated Matthew Pine, the COO, how much of that with anticipation of this deal and like is you’re going to have primary responsibility towards integrating?

Patrick Decker^ Sure. I’ll — let me address the latter of the 2. The — obviously, decisions we make around structure, leadership are all done in concert with our broader strategic rationale. So I think many of you in hindsight now can understand why we were doing things to also create capacity for me, for Ron, for others to be able to effectively integrate these 2 enterprises. So there will be more to come on what that structure looks like. We’re — we’ve got a few key integration guiding principles that we’ve used before, Including with census, but now even more so with Evoqua.

And the first of those is to make sure that we keep our teams focused on delivering our base plans that we each have — each company has attractive organic opportunities. Ron and teams have things they want to do between now and close that really bolsters their growth and profitability, we have the same thing. Second is we’re going to focus on integrating around those things that drive real synergy and not distract people from the things that don’t matter. So focus on the big synergy buckets. The third is to make sure that we retain, motivate and develop the best talent across both enterprises.

So getting them into key leadership roles and the integration planning. And fourth, bringing together the best of both cultures. And so in the context of that, everything else, Joe, will play out. Again, Ron, I’ll give you the opportunity if you want to say anything, but that’s where we are today.

Ron Keating^ I mean, Joe, as you kind of back up, this just made so much sense. When you look at even the — both companies’ purpose, Evoqua has always been transforming water and enriching life, Xylem is solving the water. I mean it’s just — the alignment made so much sense and Patrick articulating really the integration principles makes us very comfortable and it’s an exciting time for our team.

Operator^ Our next question comes from Steve Tusa from JPMorgan.

Steve Tusa^ Congratulations. Just wanted to make sure we understood specifically where there would be any overlap here. I don’t cover Xylem. Is there any — on the product side? I know it’s relatively fragmented. Any specific areas of overlap for you guys?

Patrick Decker^ Yes. Not much, Steve. But Ron, do you want to comment on that? I mean...

Ron Keating^ Steve, we’ve looked at it. It’s very minor, and there are multiple offerings inside of even any areas where we have overlap.

Operator^ The next question comes from Mike Halloran from Baird.

Mike Halloran^ Congrats on the. Yes, it makes a lot of sense. I mean as everyone said, I don’t think this is a huge surprise. It’s just a question of timing. So a couple here. First, just — what are you guys able to do ahead of the transaction is the ground running? And how do you think about priorities when you first get the 2 pieces together? What are going to be the first buckets you start working on?

Patrick Decker^ Yes, I’ll start and then I’ll ask Ron to join here. So between now and actual close based upon regulatory approvals, we’re going to be keep Mike, in integration planning. So we already have a structure laid out represented by both teams. I kind of laid out earlier the kind of guiding principles for integration planning. So to your point around what are the priorities, it really is making sure that each of our teams stay focused on delivering on the commitments we’ve already made to each of you and to our customers. .

Secondly, it is — we’re very clear and whenever Ron got approval from his Board and me with ours, it was around a shared set of numbers on synergies to go after. So we’re going to organize and make sure that we deliver on those. It is making sure that we take care of top talent. That is a key priority in these transactions.

So we’ve got the right structures in place to make sure that we retain people, motivate them, develop them. And lastly, as you and I have talked about many times before, Mike, one of the most important things that Ron and I do every day is culture and climate. What is going to be the culture and the climate of this combined organization to go fulfill the promises that we’re making here. And I know that I can speak for Ron, but Ron, I’ll let you jump in here. That’s something that we’re both very — we’re very excited about, and we’re also very focused on.

Ron Keating^ Yes. I’ll echo what Patrick said. I mean, first and foremost, Mike, we’re both going to continue to deliver on the commitments we made for 2023. And while we’re doing that, very deep planning so that at the close, we can make sure that culture and that climate that Patrick is referring to is there with the best and rides in place to deliver on really what the opportunity of this combination provides.

So it’s — again, I’ve said it a couple of times, but it is an exciting time for the Evoqua team to be part of a larger organization.

Patrick Decker^ And Mike, we’ve got another part of your question. So obviously, we — there’s work we do between now and regulatory approval. There are boundaries that we can’t cross and we’ll make sure that we stay clear of those. We’re not going to trip any lines here with the word gun jump. And so then, obviously, once week day 1 after regulatory approval, we will be ready to go at full speed.

Mike Halloran^ Makes sense. And I know — I think Joe asked the digital question earlier, so this is, I guess, somewhat related. How much overlap is there in the digital offerings as we sit here today? I was thinking through it this morning, and it seems like they’re relatively different end games but can ultimately be pretty complementary. So maybe just some thoughts about how those overlap, how those can fit together? And maybe what 1 can do for the other and vice versa?

Patrick Decker^ Yes. Yes. It’s a great question, Mike. I mean, I’ll start, Ron, and then you jump in. One of the things we’re really impressed by with the Evoqua team is — and this is where the first digital synergy exists is they’ve done a great job at digitizing how their team deliver solutions to their customers.

So it’s more from the inside out, and Ron can talk more about that, where we’ve done a good job, and I think Ron is excited about what we can do is how we digitize for the customer, what’s in the field, the products, the solutions, the technology, the experience. And we think those 2 together are going to be really exciting for both our own people but also for customers. But Ron, I’ll hand it over to you.

Ron Keating^ Yes, I would agree with that. I think there are multiple areas that we will find out a Mike and overlap that is complementary in customers, not in what we do for customers, but for us to be able to carry a larger piece of a customer spend when they’re thinking about their water challenges, their water needs. The connected solutions that we’ve deployed have really as you know, have gained a lot of ground over the past few years.

And even to the point I mentioned Godwin Pumps earlier, we have systems that are out where we are digitally connected, and we’re watching quantity and quality of flow across the Godwin Pumps that are operating within our system. And then what Patrick and team have been able to do is digitizing their products that are in the field, making sure that they’re connected has been an area that we’ve been exploring and going after on our product technology side, our APT side.

So I think that being able to learn and gain from each other is going to be tremendous. I think the areas we’re looking at on on R&D, on just dealing with what the world’s challenges are around emerging contaminants and continuing challenges in the water market and the water infrastructure as a whole is going to give us great potential as we align the 2 organizations.

Patrick Decker^ I just I would just add there that I think that’s a great point that runs made here at the end. And that is, again, this is a longer-term play, but just the strength of the platform together and our voice together to be able to talk about these emerging challenges that are out there on the waterfront is one of the real synergies that will play out over time.

Operator^ Our last question comes from Nathan Jones from Stifel.

Nathan Jones^ I guess, the gestation period for creating the world’s leading water company is about 4.5 years. congratulations on getting that. I want to also congratulate Ron and his team to Evoqua all of the shareholder value they’ve created over that 4.5 years. .

I would like to echo Deane’s comments here. And I think that I think the real value in this combination is on the growth side and less so on the headline cost synergies and things like that. So I’d like to ask — I know Ron mentioned this a little bit, but Patrick is on Evoqua having really positively disrupted the business model with the outsourced that they’ve been deployed over the last few years?

And how you look to go about expanding that geographically? I know Ron talked about needing a beachhead outside the U.S. There are a lot of complexities with transporting that business model outside of the U.S. But I think that’s something that could be very powerful for growth. And I’d love to get your thoughts on the long-term plans for expanding that business.

Patrick Decker^ So first of all, Nate, we totally agree. That was part of the attraction both for us as well as for Evoqua was the international expansion. I think we together believe it’s a really exciting opportunity given our footprint. There are — there is going to be time required to do that, and that’s why we’re not putting a dollar amount on it right now. But I can assure you, strategically from an intent standpoint, that is a — that’s a big part of what we’re talking about. And it’s not just in the so-called emerging or developing markets. It’s across parts of Europe as well.

And we think that there are opportunities to extend the distribution of their products, just the treatment products themselves via our channels. And we think that there are opportunities to bring selected services from them to both our industrial and utility markets. That’s in Europe. I mean if you look at emerging markets, it’s similar. I would say there that it’s a little bit more greenfield. And I think — I mean, again, we’re very excited about the opportunities. And I think there, the opportunities are going to come along faster than probably even in Europe.

But there are other elements of the growth synergies that I want to highlight and that again, it’s scaling the industrial offering of both companies, deepening the utility penetration, expanding our service portfolio across Evoqua’s network and expertise and combining our R&D capabilities. So we’ve not put numbers around these, and we’ll do that and we’ll have more to share with you all over time. But these things are going to take some time, but it’s an exciting combination.

Ron Keating^ Yes. I would echo that than I would echo that. And as you know, you’ve been highlighting this as an opportunity for us for quite some time. And 4.5-year gestation period, we finally came to the final point. But to Patrick’s point, the opportunities with that beachhead of what Xylem has, what Xylem can do as well as just the capabilities of looking at the world’s water challenges and putting a full package and portfolio into scope as you’re going to solve those will provide tremendous opportunities.

Nathan Jones^ Absolutely. And then my follow-up, Patrick, would be Evoqua obviously has an unparalleled service network within the U.S. Maybe you could just discuss the kinds of services that, that might enable you to expand in the U.S. for Xylem’s existing portfolio?

Patrick Decker^ Yes. I think — I mean, to me, the #1 opportunity and again, I would invite Ron to join in here. We’ve got a very different services offering between what we do on our mainly wastewater treatment side, the wastewater pumping side, what we do within commercial buildings what Evoqua has is really unparalleled in terms of the way they think about the different elements of the so-called industrial users of water, and we’re really excited about their platform, the number of services professionals they have there.

And I think as Ron and I have talked about just their ability once — as their team understands what else we do, that combined capability is going to be very exciting. So Ron, I’ll let you comment on kind of what you think excites your team on the front line because you’ve got that tremendous platform.

Ron Keating^ Absolutely. And Nathan, as you know, our team is very intimate, as I highlighted in the remarks, and 38,000 industrial customers with over 200,000 installations globally, we’re there on site every day to be able to bring in the portfolio of what Xylem has that’s also on site the capabilities for us to be able to identify opportunities for growth and expansion and for us to — as a combination, be that trusted partner for the entire water value chain is very big because as you know, we treat it sourced Xylem deals with getting it to point of use and metering it and making sure it’s optimized.

And then we love picking up on the back end for recycle and reuse taking the wastewater and bringing it back around to the front end. So I just think with our service network, our Aqua Pros that I highlighted and the portfolio and the platform of Xylem even inside of North America, where we already have a high concentration gives us tremendous opportunity to do more for our customers and become more and more critical to their everyday operation.

Operator^ And we have reached our allotted time for the question-and-answer session. I will now turn the call back over to Patrick Decker for additional or closing remarks.

Patrick Decker^ Thanks. So again, thank you all for joining this morning on short notice. I just want to close by reiterating how excited we are about our 2 teams coming together. We are confident that we’re going to create an even more powerful platform for solving our customers’ communities most urgent water issues. Together, we really believe that we can do much more together than we can alone.

And so we are looking forward to keeping you well informed about our progress, and I expect we’ll be speaking with you in our upcoming earnings calls just around the corner as well as our follow-ups. So thank you all for joining us today, and have a great day. Thank you.

Operator^ Thank you. This concludes today’s conference call of Xylem’s discussion of the acquisition of Evoqua. Please disconnect your line at this time, and have a wonderful day.